

January 12, 2021

Timothy Scanlon
General Counsel
Omega Flex, Inc.
451 Creamery Way
Exton, PA 19341

> **Re: Omega Flex, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 8, 2021**
> **File No. 333-251989**

Dear Mr. Scanlon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Geoff Kruczek at (202) 551-3641 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: David Huntington